UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.	Telecom Argentina S.A. announces consolidated results for the first quarter of fiscal year 2022 (“1Q22”).

Contacts: Fernando Balmaceda (5411) 4968 5222 Luis Fernando Rial Ubago (5411) 5112 7218	Market Cap (NYSE: TEO): US$2,136.5 million*

Telecom Argentina S.A.

announces consolidated results for the first quarter of

fiscal year 2022 (“1Q22”)

Note: For the figures included in their FFSS, the Company has accounted for the effects of inflation adjustment adopted by Resolution 777/18 of the Comisión Nacional de Valores (“CNV”), which establishes that the restatement will be applied to the annual financial statements, for intermediate and special periods ended as of March 31, 2018 inclusive. Accordingly, the reported figures corresponding to 1Q22 include the effects of the adoption of inflationary accounting in accordance with IAS 29. Finally, comments related to variations of results of 1Q22 and vs. 1Q21 mentioned in this press release correspond to “figures restated by inflation” or “constant”. Moreover, Table 3 contemplates information broken down by segment for periods ended as of March 31 of 2022 and 2021, as analyzed by the Executive Committee and the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values). For further details, please refer to the titles of the financial tables beginning from page 11.

▪	The results included for comparative purposes (March 2021) contain the effect of the year over year inflation as of March 2022, which was 55.1%.

▪	Consolidated Revenues amounted to P$117,372 million in 1Q22 (-8.3% in constant currency vs. 1Q21), in a context of high inflation. Service Revenues totaled P$109,378 million (-8.6% in constant currency vs. 1Q21).

▪	We have increased the number of clients versus 1Q21 in our 3 main segments. Mobile clients in Argentina reached 20.2 million in 1Q22 (+1.4 million vs. 1Q21), cable TV subscribers totaled approximately 3.5 million (+11 thousand vs. 1Q21), while broadband accesses amounted to almost 4.2 million (+66 thousand vs. 1Q21).

▪	Operating Income before Depreciation and Amortization amounted to P$40,691 million in 1Q22 (-12.7% vs. 1Q21), while our Operating margin before D&A was 34.7%.

▪	The Company’s Net Income amounted to P$23,745 million in 1Q22 (+69.9% vs. $13,978 million in 1Q21). Our Net financial results were positive and totaled P$22,340 million, while income tax charge was positive in $28 million.

▪	Investments (including rights of use assets) reached P$18,783 million in 1Q22, equivalent to 16.0% of our Consolidated Revenues.

▪	Net Financial Debt amounted to P$251,888 million in 1Q22 (-12.4% in constant currency vs. 1Q21).

*Market Cap as of May 9th, 2022

**Unaudited non financial data

(in million P$ adjusted by inflation, except where noted)**	IAS 29 As of March 31, 2022	IAS 29 As of March 31, 2021	Δ $	Δ %
Consolidated Revenues	117,372	128,036	(10,664)	-8.3%
Operating Income before D&A	40,691	46,602	(5,911)	-12.7%
Operating Income	1,257	8,356	(7,099)	-85.0%
Net income before income tax expense	23,717	18,985	4,732	24.9%
Net income attributable to Controlling Company	23,526	13,558	9,968	73.5%
Shareholders' equity attributable to Controlling Company	650,675	683,665	(32,990)	-4.8%
Net Financial Debt	(251,888)	(287,606)	35,718	-12.4%
Investments in PP&E, intangible assets & rights of use assets *	18,783	30,279	(11,496)	-38.0%

Fixed lines in service (in thousand lines) ***	2,297	2,752	(455)	-16.5%
Mobile customers (in thousand)	22,405	21,004	1,401	6.7%
Personal (Argentina)	20,163	18,796	1,367	7.3%
Núcleo (Paraguay) -including Wimax customers -	2,242	2,208	34	1.6%
Broadband accesses in Argentina (in thousand)	4,238	4,172	66	1.6%
Pay TV Subscribers (in thousand)	3,535	3,525	11	0.3%

Average Billing per user (ARBU) Fixed Telephony / voice (in P$ - Restated by inflation)	970.9	914.4	56.5	6.2%
Average Revenue per user (ARPU) Mobile Services - Personal (in P$ - Restated by inflation)	682.5	753.0	(70.5)	-9.4%
Average Revenue per user (ARPU) Broadband (in P$ - Restated by inflation)	2,000.5	2,107.0	(106.5)	-5.1%
Average Revenue per user (ARPU) Cable TV (in P$ - Restated by inflation)	1,990.2	2,389.6	(399.4)	-16.7%

* (in constant measuring unit – includes $2.247 million corresponding to additions of rights of use assets as of March 31, 2022)

**(Figures may not sum up due to rounding)

*** (does not include IP telephony lines, which as of March 31, 2022 amounted to approximately 807 thousand)

Buenos Aires, May 10, 2022 - Telecom Argentina S.A. (‘Telecom Argentina’) - (NYSE: TEO; BYMA: TECO2), announced today a net income of P$23,745 million for the period ended March 31, 2022 (+69.9% vs. 1Q21). The net income attributable to the controlling company was P$23,526 million (+73.5% vs. 1Q21).

Comparative figures for the previous fiscal year have been restated so that the resulting information is presented in the current measurement unit as of March 31, 2022.

The following table shows the evolution of the consumer price index (National CPI - according to INDEC’s official statistics) as of March 31, 2022 and as of December 31, 2021 and 2020, which were used to restate the figures in constant currency:

	As of December 31, 2020	As of December 31, 2021	As of March 31, 2022
Price Index Variation
Annual	36.1%	50.9%	55.1%
3 month cumulative (since Dec-21)	n/a	n/a	16.1%

During the 1Q22, Consolidated Revenues amounted to P$117,372 million, from which Service Revenues totaled P$109,378 million.

	IAS 29 1Q22	IAS 29 IQ21	Δ $	Δ %
Consolidated Revenues (MMP$)	117,372	128,036	(10,664)	(8.3%)
Net Income attributable to Controlling Company (MMP$)	23,526	13,558	9,968	73.5%
Net income attributable to Controlling Company per Share (P$)	10.9	6.3	4.6
Net income attributable to Controlling Company per ADR (P$)	54.6	31.5	23.1
Operating income before D&A *	34.7%	36.4%
Operating income *	1.1%	6.5%
Net income *	20.2%	10.9%
*As a percentage of Consolidated Revenues
Note: The average of ordinary shares outstanding considered amounted to and 2,153,688,011 as of 1Q22 and 1Q21

Consolidated Operating Revenues

Mobile Services

As of March 31, 2022, total mobile clients in Argentina and Paraguay amounted to 22.4 million. In 1Q22, total mobile services revenues represented P$45,377 million (-P$1,935 million vs. 1Q21).

Mobile Services in Argentina

As of March 31, 2022, total mobile subscribers amounted to more than 20.2 million (+1.4 million vs. 1Q21). Postpaid clients represented 41% of our subscriber base.

In 1Q22, mobile service revenues in Argentina amounted to P$41,529 million (-1.4% vs 1Q21). Mobile internet revenues were 86% of mobile service revenues. The average monthly revenue per user (‘ARPU’ – restated in constant currency as of March 31, 2022) amounted to P$682.5 during 1Q22 (-9.4% vs. 1Q21). The effect generated by the inflation adjustment as of March 31, 2022 (included in the ARPU) amounted to P$37.7 and P$287.4, for 1Q22 and 1Q21, respectively. Mobile churn was 2.3% (vs. 1.4% in 1Q21).

Commercial Initiatives

Personal Pay continued improving its value proposition and adding new features. Currently, our digital wallet allows customers to pay, save and transfer money, efficiently and safely. Users can add money to their account through transfers in cash from authorized recharge centers, recharge their mobile phones, and pay their bills in the case of postpaid clients.

Personal in Paraguay (‘Núcleo’)

As of March 31, 2022, Núcleo’s subscriber base reached 2.2 million clients. Prepaid and postpaid customers represented 81% and 19%, respectively.

Núcleo´s mobile service revenues during 1Q22, amounted to P$3,848 million (-25.8% vs. 1Q21), mainly due to decrease in the ARPU measured in constant pesos, which was partially offset by the appreciation of the Guaraní against the Argentine peso.

Cable TV Services

Cable TV service revenues were P$21,784 million in 1Q22 (-P$4,162 million vs. 1Q21). Cable TV subscribers totaled 3.5 million (+11 thousand vs. 1Q21). The monthly Cable TV ARPU (restated in constant currency as of March 31, 2022) reached P$1,990.2 during 1Q22 (vs P$2,389.6 in 1Q21). The effect generated by the restatement in terms of the measuring unit as of March 31, 2022 included in the ARPU amounts to P$116 and P$919, for the 1Q22 and 1Q21, respectively. The average monthly churn during was 1.3% and 1.2% as of March 31, 2022 and 2021, respectively.

Flow continued to strengthen its offering by incorporating new products in music, national and international films, and gaming.

During March 2022, Flow broadcasted the Lollapalooza Argentina international festival through live streaming. More than one million people enjoyed the event through four exclusive channels.

Fixed Telephony and Data Services

Revenues generated by fixed telephony and data reached P$14,821 million in 1Q22 (-P$3,533 million vs. 1Q21).

The monthly fixed voice ARPU (restated in constant currency as of March 31, 2022) reached P$970.9 (vs. P$914.4 in 1Q21). The effect generated by the restatement in terms of the measuring unit as of March 31, 2022, included in the ARPU amounted to P$134.4 and P$350.1 for the 1Q22 and 1Q21, respectively.

During the first quarter of the year, the following initiatives were developed in the corporate segment:

- Presented a new tool called "Fortalecimiento de usuarios", which helps to reduce the risk of cyberattacks on companies.

- A technological alliance with Frávega was announced, for the contracting of the Amazon Web Services’ (AWS) cloud solutions.

- The Company participated in Expo Agro 2022, presenting our agribusiness IoT solutions portfolio and offering our connectivity during the exhibition.

- We were the official sponsor and technological partner of the Argentina Open tennis tournament, installing 4G technology to enhance mobile coverage.

Internet Services

Internet services revenues totaled P$26,439 million during 1Q22 (-P$643 million vs. 1Q21). As of March 31, 2022, total broadband accesses reached approximately 4.2 million (+66 thousand vs. 1Q21).

Additionally, broadband ARPU (restated in constant currency as of March 31, 2022) amounted to P$2,000.5 per month in 1Q22 (vs. P$2,107 in 1Q21). The effect generated by the restatement in terms of the measuring unit as of March 31, 2022, included in the ARPU amounted to approximately P$114.9 and P$810.9, for the 1Q22 and 1Q21, respectively.

The average monthly churn rate for the 1Q22 was 1.5% (vs. 1.3% in 1Q21). As of 1Q22, 74% of our total customer base had a broadband service of 50Mb or higher (this percentage was 61% as of 1Q21).

Revenues from equipment sales

Equipment revenues amounted to P$7,994 million (-P$430 million vs. 1Q21). Said decrease was mainly due to a drop of 7% in the volume of handsets sold, which have increased their average price due to the devaluation of the Argentine peso.

Consolidated Operating Costs

Consolidated Operating Costs (including D&A and impairment of fixed assets) totaled P$116,115 million in 1Q22 (-P$3,565 million or -3.0% vs. 1Q21). Excluding D&A and impairment of fixed assets, operating costs experienced a reduction of 5.8%.

Our costs breakdown was as follows:

- Employees benefits and severance payments: P$24,218 million (+1.8% vs. 1Q21). Total employees amounted to 22,444 as of 1Q22.

- Interconnection and transmission costs (including roaming, international settlement charges and lease of circuits) were P$3,587 million (-27.6% vs. 1Q21). This saving was mainly due to a new business dynamic that optimizes our links and sites which has offset higher technology prices due to the devaluation of the Argentine peso.

- Fees for services, maintenance, materials and supplies: P$12,352 million (-13.3% vs. 1Q21). Fees for services and maintenance and material costs decreased by P$607 million and P$1.309 million vs. 1Q21, respectively.

- Taxes and fees paid to regulatory authorities: P$8,975 million (-9.9% vs. 1Q21). This decrease was mainly due to lower sales during 1Q22 vs 1Q21. These costs represent 7.6% and 7.8% of total revenues as of 1Q22 and 1Q21, respectively.

- Commissions and advertising (commissions paid to agents, collection fees and other commissions): P$6,425 million (-5.5% vs. 1Q21). Said decrease was mainly explained by a reduction in advertising costs.

- Cost of handsets sold: P$6,011 million (-0.9% vs. 1Q21). P$5,689 million were related to the cost of sales of devices in Argentina, which decreased vs. 1Q21 mainly due to lower volume of handsets sold. Their purchase prices were also affected by the devaluation of the Argentine peso.

- Programming and content costs: P$7,497 million (-20.5% vs. 1Q21). Said reduction was mainly generated by commercial efficiencies, which were partially offset by price increases in almost all of our broadcasting signals.

- Other Costs totaled P$7,436 million (-24.0% vs. 1Q21). Bad debt expenses reached P$3,199 million (+98.9% vs. 1Q21).

Our bad debt ratio was 2.7% as of March 31, 2022 (vs. 1.3% in 1Q21). The increase was mainly explained by the harder economic situation in Argentina, which has a direct impact on our clients´ incomes.

Other operating costs (including charges for lawsuits and other contingencies, energy and other public services, insurance, rents and internet capacity) totaled P$4,237 million (-3.4% vs. 1Q21). This decrease was mainly related to lower energy costs, rental charges, and internet capacity, which were partially offset by higher lawsuits and other contingency charges.

- Depreciation, amortization and impairment of fixed assets amounted to P$39,434 million (+3.1% vs. 1Q21). This increase was due to the impact of the amortization of assets incorporated after March 31, 2021, partially offset by the effect of the assets that were completely amortized after such date.

Net Financial Results

Net Financial Results (including Financial Expenses on Debt and Other Financial Results) were P$22,340 million in 1Q22 (vs. P$10,502 million in 1Q21), mainly due to:

in million of P$	1Q21	1Q22	Var
RECPAM	5,484	11,920	6,436
Net Interests	(4,665)	156	4,821
FX results	12,561	14,708	2,147
Results of investments	(537)	(2,657)	(2,120)
Others	(2,341)	(1,787)	554
Total	10,502	22,340	11,838

Income Tax

Our income tax includes the following effects:

(i)      the tax to be paid according to local tax legislation, and

(ii)     the effect of applying the deferred tax method on temporary differences generated when comparing our asset and liability valuation according to tax and financial accounting criteria which includes the effect of the income tax inflation adjustment.

Our income tax amounted to a positive amount of P$28 million in 1Q22 (vs. a loss of P$5,007 million in 1Q21). The tax paid according to item (i) above amounted to P$10,967 million in 1Q22 (vs. $161 million in 1Q21) and the income tax effect related to the application of the deferred tax method described in item (ii) above amounted to a gain of P$10,995 million in 1Q22 (vs. a loss of P$4,846 million in 1Q21).

On May 6, 2022, the Company filed the Income Tax affidavit corresponding to fiscal year 2021, including:

(i)      a restatement of the tax amortizations of all its fixed assets and intangible assets pursuant to the requirements of sections 87 and 88 of the Income Tax Law;

(ii)     the allocation of the computable tax losses carry forward from previous years in accordance with the procedure provided for in section 25 of said Law.

For further details on the abovementioned, refer to Note 13 to the Financial Statements as of March 31, 2022.

Consolidated Net Financial Debt

As of March 31, 2022, our net financial debt (cash, cash equivalents plus financial investments and financial NDF & interest rate swaps minus loans) amounted to P$251,888 million, decreasing P$35,718 million (-12.4%) when compared to the consolidated net financial debt as of March 31, 2021 adjusted by inflation.

Investments in PP&E, intangible assets and rights of use assets

During the 1Q22, the Company invested (including rights of use assets) P$18,783 million (-38.0% vs. 1Q21). Said investments represented 16.0% of consolidated revenues in 1Q22, and were focused on:

•	Projects related to the expansion of TV and internet services to improve our transmission and access speed.

•	Deployment and modernization of our 4G mobile access sites, supporting the growth in the coverage of our mobile network.

•	Extension of our transmission and transport networks in order to unify the different access technologies and to consolidate the deployment of last-mile networks with FTTH (Fiber to the home) architecture.

•	New customer contact systems.

Relevant Financings during 1Q22

Issuance of Class 12 and 13 Local Notes

Class 12

Issuance Date: March 9, 2022.

Amount Issued: US$22.7 million to be paid in Argentine pesos at the applicable exchange rate (equivalent to P$2.458 million at the Issuance Date)

Maturity Date: March 9, 2027.

Amortization: Bullet.

Interest Rate and payments: 1.00% p.a, quarterly interest payments.

Class 13

Issuance Date: March 9, 2022.

Amount Issued: P$2.347 million

Maturity Date: September 9, 2023.

Amortization: Bullet.

Interest Rate and payments: BADLAR + 1.50% p.a, quarterly interest payments.

Loan with China Development Bank Shenzhen Branch (CDB):

During the first quarter of 2022, the Company received new disbursements under this credit facility for a total of RMB 120.4 million, equivalent to P$2,062 million.

Finnvera

On March 31, 2022, the Company received a disbursement of US$11.4 million, drawing the total amount under this credit facility.

Relevant Events after March 31, 2022

Preliminary injunction

On April 22, 2022, we informed of the decision rendered by the Federal Administrative Litigation Matters Court No. 8 in the proceedings “Telecom Argentina S.A. a/EN-Enacom and other re. preliminary injunction (Autonomous)” (Docket No. 12,881/2020) whereby the Court decided to further extend for a period of 6 (six) months the preliminary injunction previously granted to us according to section 5 of Law N° 26,854.

Ordinary and Extraordinary General Shareholders’ Meeting held on April 27, 2022

The Ordinary and Extraordinary General Shareholders’ Meeting held on April 27, 2022 approved, among other matters, the following:

The Board’s proposal, adjusted as of March 31, 2022 using the National Consumer Price Index (National CPI) published on April 13, 2022 in accordance with the provisions of CNV Resolution No. 777/2018, with respect to Retained Earnings as of December 31, 2021 which reported a positive balance of P$ 10,056,956,479, which proposal consisted of the following:

i)	allocating P$ 502,847,824 to establish the Legal Reserve;

ii)	allocating P$ 9,554,108,655 to the “Facultative Reserve to maintain the level of capital investments and the current level of solvency of the Company”; and

iii)	Reclassify the amount of P$ 18,817,248,927, from the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company” account (which consequently will amount to P$ 63,181,266,161) by charging that amount to the “Share Premium” account.

- Granting the Board of Directors the authority to withdraw, before June 30, 2022, the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company” in an amount which allows to distribute a combination of 2030 Global Bonds and 2035 Global Bonds as dividends in kind with a market value as of its valuation date of up to P$ 41,000 million.

Núcleo S.A. - Dividend distribution

Nucleo's Ordinary Shareholders' Meeting held on April 21, 2022 decided to distribute dividends for a total of Guaraníes 150,000 million (equivalent to $2,473 million as of the date of the Shareholders' Meeting). Dividends will be payable in two installments (May and October 2022).

*******

Telecom Argentina is a leading telecommunications company in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers mobile, broadband and satellite TV services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of March 31, 2022, Telecom Argentina had 2,153,688,011 shares issued and outstanding.

For more information, please contact Investor Relations:

Fernando Balmaceda (5411) 4968 5222	Luis Fernando Rial Ubago (5411) 5112 7218	Tomás Pellicori (5411) 5524 7692

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the continued synergies expected from the merger between the Company and Cablevisión S.A. (or the Merger); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay and the United States, including the policies of the new government in Argentina; (iv) the impact of political developments, including the policies of the new government in Argentina, on the demand for securities of Argentine companies; (v) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (vi) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vii) the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness; (viii) the creditworthiness of our actual or potential customers; (ix) the nationalization, expropriation and/or increased government intervention in companies; (x) technological changes; (xi) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on the Company’s suppliers; (xii) the effects of increased competition; (xiii) reliance on content produced by third parties; (xiv) increasing cost of the Company’s supplies; (xv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xvi) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; (xvii) the Company’s ability to compete and develop our business in the future; (xviii) the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and (xix) the impact of the outbreak of COVID-19 on the global economy and specifically on the economies of the countries in which we operate, as well as on our operations and financial performance. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document. These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

*******

  TELECOM ARGENTINA S.A.

Consolidated Information

  First quarter - Fiscal Year 2022

  (In million of Argentine pesos)

1-	Consolidated Balance Sheet
	(Restated by inflation, comparative figures in constant currency as of March 2022)

		03/31/22	12/31/21	Δ $	Δ %
	Cash and cash equivalents	21,505	23,039	(1,534)	-6.7%
	Financial Investments	25,088	12,519	12,569	100.4%
	Trade receivables	26,295	26,178	117	0.4%
	Other Receivables	11,425	10,267	1,158	11.3%
	Inventories	2,251	3,616	(1,365)	-37.7%
	Total current assets	86,564	75,619	10,945	14.5%
	Trade receivables	79	84	(5)	-6.0%
	Goodwill	440,166	440,160	6	0.0%
	Property, plant and equipment ('PP&E')	506,707	523,676	(16,969)	-3.2%
	Intangible assets	161,938	167,273	(5,335)	-3.2%
	Right-of-use assets	37,545	38,785	(1,240)	-3.2%
	Other Receivables	6,671	6,928	(257)	-3.7%
	Total non-current assets	1,153,106	1,176,906	(23,800)	-2.0%
	TOTAL ASSETS	1,239,670	1,252,525	(12,855)	-1.0%
	Trade payables	45,097	57,142	(12,045)	-21.1%
	Financial debt	80,375	75,293	5,082	6.7%
	Salaries and social security payables	21,129	25,841	(4,712)	-18.2%
	Taxes payables	23,176	16,165	7,011	43.4%
	Dividend Payable	5,930	4,599	1,331	-
	Lease liabilities	6,048	7,115	(1,067)	-15.0%
	Other liabilities	3,524	3,546	(22)	-0.6%
	Provisions	2,096	2,491	(395)	-15.9%
	Total current liabilities	187,375	192,192	(4,817)	-2.5%
	Trade payables	886	1,272	(386)	-30.3%
	Financial debt	218,106	234,521	(16,415)	-7.0%
	Salaries and social security payables	1,570	1,794	(224)	-12.5%
	Deferred income tax liabilities	146,046	156,963	(10,917)	-7.0%
	Lease liabilities	13,701	14,841	(1,140)	-7.7%
	Other liabilities	1,380	1,452	(72)	-5.0%
	Provisions	10,128	11,113	(985)	-8.9%
	Total non-current liabilities	391,817	421,956	(30,139)	-7.1%
	TOTAL LIABILITIES	579,192	614,148	(34,956)	-5.7%

	Equity attributable to Controlling Company	650,675	628,429	22,246	3.5%
	Non-controlling interest	9,803	9,948	(145)	-1.5%
	TOTAL EQUITY	660,478	638,377	22,101	3.5%
	TOTAL LIABILITIES AND EQUITY	1,239,670	1,252,525	(12,855)	-1.0%

2-	Consolidated Loans
(Monetary items)

	03/31/22	12/31/21	Δ $	Δ %
Bank overdrafts - principal	17,011	14,142	2,869	20.3%
Bank and other financial entities loans - principal	38,339	37,812	527	1.4%
Notes - principal	1,219	-	1,219	-
NDF	33	215	(182)	-84.7%
Loans for purchase of equipment	3,910	4,172	(262)	-6.3%
Accrued interest and related expenses	19,863	18,952	911	4.8%
Total Current Loans	80,375	75,293	5,082	6.7%
Notes - principal	125,674	129,260	(3,586)	-2.8%
Bank and other financial entities loans - principal	60,307	67,024	(6,717)	-10.0%
NDF	-	-	-	-
Loans for purchase of equipment	4,146	4,545	(399)	-8.8%
Accrued interest and related expenses	27,979	33,692	(5,713)	-17.0%
Total Non Current Loans	218,106	234,521	(16,415)	-7.0%
Total Loans	298,481	309,814	(11,333)	-3.7%

Cash and cash equivalents, and Financial Investments	46,593	35,558	11,035	31.0%
Net Financial Debt	(251,888)	(274,256)	22,368	-8.2%

TELECOM ARGENTINA S.A.

Consolidated Information

First quarter - Fiscal Year 2022

(In million of Argentine pesos)

3- Segment Information
(Segment information for periods ended as of March 31 of 2022 and 2021 as analyzed by the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values))

		Services rendered in	Services rendered in		Other abroad	Other abroad
	Services rendered	Argentina - Inflation	Argentina restated	Other abroad	segments -	segments restated	Eliminations	Total
As of March 31, 2022	in Argentina	restatement	for inflation	segments	restatement for	for inflation
					inflation
Revenues	103,727	6,389	110,116	7,347	434	7,781	(525)	117,372
Operating costs (without depreciation, amortization, and impairment of fixed assets)	(66,969)	(5,494)	(72,463)	(4,482)	(261)	(4,743)	525	(76,681)

Operating income before D&A	36,758	895	37,653	2,865	173	3,038	-	40,691

Depreciation, amortization and impairment of fixed assets								(39,434)
Operating income								1,257
Earnings from associates								120
Debt financial expenses								14,503
Other financial results, net								7,837
Net income before income tax expenses								23,717
Income tax expense								28
Net Income								23,745

Attributable to:
Controlling Company								23,526
Non-controlling interest								219

		Services rendered in	Services rendered in		Other abroad	Other abroad
	Services rendered	Argentina - Inflation	Argentina restated	Other abroad	segments -	segments restated	Eliminations	Total
As of March 31, 2021	in Argentina	restatement	for inflation	segments	restatement for	for inflation
					inflation
Revenues	73,563	45,489	119,052	5,937	3,658	9,595	(611)	128,036
Operating costs (without depreciation, amortization, and impairment of fixed assets)	(45,933)	(30,224)	(76,157)	(3,645)	(2,243)	(5,888)	611	(81,434)

Operating income before D&A	27,630	15,265	42,895	2,292	1,415	3,707	-	46,602

Depreciation, amortization and impairment of fixed assets								(38,246)
Operating income (loss)								8,356
Earnings from associates								127
Debt financial expenses								4,797
Other financial results, net								5,705
Net income before income tax expenses								18,985
Income tax expense								(5,007)
Net Loss								13,978

Attributable to:
Controlling Company								13,558
Non-controlling interest								420

TELECOM ARGENTINA S.A.
Consolidated Information
First quarter - Fiscal Year 2022
(In million of Argentine pesos)

4- Consolidated Income Statements - restated by inflation (constant figures)
(Allows the understanding of the variations of the Income Statement in real terms)

	03/31/22	03/31/21	Δ $	Δ %

Revenues	117,372	128,036	(10,664)	-8.3%
Consolidated Operating Costs	(116,115)	(119,680)	3,565	-3.0%
Operating income	1,257	8,356	(7,099)	-85.0%
Net Financial results and earnings from associates	22,460	10,629	11,831	111.3%
Net income before income tax expense	23,717	18,985	4,732	24.9%
Income tax expense	28	(5,007)	5,035	-100.6%
Net Income	23,745	13,978	9,767	69.9%

Attributable to:
Controlling Company	23,526	13,558	9,968	73.5%
Non-controlling interest	219	420	(201)	-47.9%

Operating income before D&A	40,691	46,602	(5,911)	-12.7%
As % of Revenues	34.7%	36.4%

	03/31/22	03/31/21	Δ $	Δ %
Net Financial results
Debt financial expenses
Interests on financial debt	(263)	(4,014)	3,751	-93.4%
Foreign currency exhange losses on financial debt	14,766	8,991	5,775	64.2%
Total Debt financial expenses	14,503	4,977	9,526	191.4%
Other financial results, net
Gains (losses) for operations with notes and bonds	(2,657)	(537)	(2,120)	-
Other foreign currency exhange gains (losses)	(58)	3,570	(3,628)	-101.6%
Other net interests and gains of investments	419	(651)	1,070	-164.4%
Taxes and bank expenses	(1,127)	(1,208)	81	-6.7%
Financial expenses on pension benefits	(118)	(116)	(2)	1.7%
Financial discounts on assets, debts and other	(542)	(1,017)	475	-46.7%
RECPAM*	11,920	5,484	6,436	117.4%
Total other financial results, net	7,837	5,525	2,312	41.8%
Total Net Financial results	22,340	10,502	11,838	112.7%

* Inflation restatement gain / (loss)

TELECOM ARGENTINA S.A.

Consolidated Information

First quarter - Fiscal Year 2022

(In million of Argentine pesos)

5-	Breakdown of consolidated revenues - restated by inflation (constant figures)
(Revenues as of 2021 restated to 2022 values include a variation due to the restatement of approximately 61.8% vs. a restatement variation of 6.1% for revenues as of 2022)

	03/31/22		03/31/21		1Q22 IAS 29 vs. 1Q21 IAS 29
	1Q22 IAS 29	IAS 29	1Q21 IAS 29	IAS 29	Δ $	Δ %
		Adjustment		Adjustment
REVENUES FROM SERVICES	109,378	6,309	119,612	45,719	(10,234)	-8.6%
Mobile Services	45,377	2,610	47,312	18,058	(1,935)	-4.1%
Internet Services	26,439	1,541	27,082	10,371	(643)	-2.4%
Cable TV Services	21,784	1,261	25,946	9,938	(4,162)	-16.0%
Fixed Telephony and Data Services	14,821	848	18,354	7,008	(3,533)	-19.2%
Other service revenues	957	49	918	344	39	4.2%
REVENUES FROM EQUIPMENT SALES	7,994	483	8,424	3,196	(430)	-5.1%

REVENUES	117,372	6,792	128,036	48,915	(10,664)	-8.3%

6-	Consolidated Income Statements - restated by inflation (constant figures)
(Allows the understanding of the variations of the Income Statement in real terms)

	03/31/22		03/31/21		1Q22 IAS 29 vs. 1Q21 IAS 29
	1Q22 IAS 29	IAS 29	1Q21 IAS 29	IAS 29	Δ $	Δ %
		Adjustment		Adjustment
Revenues	117,372	6,792	128,036	48,915	(10,664)	-8.3%
Employee benefit expenses and severance payments	(24,218)	(1,441)	(23,779)	(9,141)	(439)	1.8%
Interconnection and transmission costs	(3,587)	(207)	(4,953)	(1,891)	1,366	-27.6%
Fees for services, maintenance, materials and supplies	(12,532)	(1,090)	(14,448)	(5,878)	1,916	-13.3%
Taxes and fees with the regulatory authority	(8,975)	(515)	(9,958)	(3,805)	983	-9.9%
Commissions and advertising	(6,425)	(335)	(6,797)	(2,598)	372	-5.5%
Cost of equipments and handsets	(6,011)	(1,057)	(6,068)	(2,766)	57	-0.9%
Programming and content costs	(7,497)	(442)	(9,435)	(3,612)	1,938	-20.5%
Bad debt expenses	(3,199)	(196)	(1,608)	(656)	(1,591)	98.9%
Other operating income and expenses	(4,237)	(441)	(4,388)	(1,888)	151	-3.4%
Subtotal Operating costs before D&A	(76,681)	(5,724)	(81,434)	(32,235)	4,753	-5.8%
Operating income before D&A	40,691	1,068	46,602	16,680	(5,911)	-12.7%
Depreciation, amortization ('D&A') and impairment of fixed assets	(39,434)	(25,194)	(38,246)	(27,132)	(1,188)	3.1%
Operating income	1,257	(24,126)	8,356	(10,452)	(7,099)	-85.0%
Earnings from associates	120	(20)	127	32	(7)	-5.5%
Net financial results	22,340	53,455	10,502	33,513	11,838	112.7%
Net income before income tax expense	23,717	29,309	18,985	23,093	4,732	24.9%
Income tax expense	28	(5,112)	(5,007)	(1,866)	5,035	-100.6%
Net income	23,745	24,197	13,978	21,227	9,767	69.9%
Attributable to:
Controlling Company	23,526	24,194	13,558	21,086	9,968	73.5%
Non-controlling interest	219	3	420	141	(201)	-47.9%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	May 10, 2022	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations